

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

SECURITIES AND EXCHANGE COMMISSION


RECD S.E.C.
JUL 2 2 2002
1086


02043382

Washington, DC 20549

FORM 6-K

P.E. 12-31-01

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2001

HDFC BANK LIMITED
(Translation of registrant's name into English)



Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes __ No X



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated :17th July, 2002

HDFC BANK LIMITED

Name: Vinod Yennemadi
Title: Group Head- Finance & Secretarial





EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

| Exhibit | Description |
|---|---|
| 1. | Unaudited financial results for the quarter ended 30th June, 2002 and the press release thereto duly approved at the Board meeting of HDFC Bank Limited and the copies of the letters sent to The Stock Exchange, Mumbai , The National Stock Exchange of India and The Stock Exchange, Ahmedabad |
| 2. | Copies of the letters sent to the The Stock Exchange, Mumbai , The National Stock Exchange of India and The Stock Exchange, Ahmedabad regarding the Change in Directorship of the Bank.. |



**HDFC BANK**

HDFC Bank Ltd.
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018.
Tel: 495 1616. Fax: 495 1771.

**UNAUDITED QUARTERLY FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2002**

(Rs. in lacs)

| | PARTICULARS | Results for the quarter ended 30.06.2002 | Results for the quarter ended 30.06.2001 | Results for the year ended 31.03.2002 |
|---|---|---|---|---|
| 1 | **Interest earned** (a)+(b)+(c)+(d) | **47916** | **38821** | **170299** |
| a | Interest/discount on advances/bills | 17600 | 14604 | 62393 |
| b | Income from Investments | 26212 | 19984 | 86397 |
| c | Interest on balances with Reserve Bank of India and other Inter Bank funds | 4047 | 4212 | 21396 |
| d | Others | 57 | 21 | 113 |
| 2 | Other Income | 8132 | 6726 | 33325 |
| **A** | **Total income (1+2)** | **56048** | **45547** | **203624** |
| 3 | Interest Expended | 29067 | 24799 | 107374 |
| 4 | Operating Expenses (e) + (f) | 12018 | 9354 | 41795 |
| e | Payments to and provisions for employees | 3164 | 2497 | 10924 |
| f | Other operating expenses | 8854 | 6857 | 30871 |
| **B** | **Total expenditure (3)+(4) (excluding Provisions and Contingencies)** | **41085** | **34153** | **149169** |
| **C** | **Operating Profit (A-B) (Profit before Provisions and Contingencies)** | **14963** | **11394** | **54455** |
| D | Other Provisions and Contingencies | 3462 | 2364 | 11917 |
| E | Provision for Taxes | 3260 | 2829 | 12834 |
| **F** | **Net Profit(C-D-E)** | **8241** | **6201** | **29704** |
| 5 | Paid-up equity share capital (face value Rs. 10 ) | 28179 | 24360 | 28137 |
| 6 | Reserves excluding revaluation reserves(as per balance sheet of previous accounting year) | | | 166091 |
| 7 | **Analytical Ratios** | | | |
| i. | Percentage of shares held by Government of India | Nil | Nil | Nil |
| ii. | Capital Adequacy Ratio | 15.08% | 10.11% | 13.93% |
| iii. | Earnings per Share (par value Rs. 10/- each) | | | |
| | Basic | 2.92 | 2.55 | 11.01 |
| | Diluted | 2.73 | 2.35 | 10.29 |



**Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:**

(Rs. lacs)

| | Wholesale | Retail | Treasury | Unallocated | Quarter ended 30 June, 2002 |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Segment Revenue | 42660 | 43777 | 8866 | | 95303 |
| Less: Inter-Segment Revenue | | | | | 39255 |
| | | | | | |
| **Total** | **42660** | **43777** | **8866** | | **56048** |
| | | | | | |
| **Result** | | | | | |
| Segment Result | 6512 | 3292 | 1697 | | 11501 |
| Income tax | | | | (3478) | (3478) |
| Deferred Tax | | | | 218 | 218 |
| | | | | | |
| **Total Result** | **6512** | **3292** | **1697** | **(3260)** | **8241** |
| | | | | | |
| **Capital Employed** | | | | | |
| Segment assets | 1358784 | 633123 | 207375 | 3483 | 2202765 |
| Segment liabilities | (683282) | (1278644) | (37702) | (203137) | (2202765) |
| **Net Segment assets** | **675502** | **(645521)** | **169673** | **(199654)** | - |
| | | | | | |
| **Other information** | | | | | |
| Capital Expenditure | 186 | 3374 | 191 | | 3751 |
| Depreciation | 317 | 1448 | 259 | | 2024 |
| | | | | | |

**Note on segment information**

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment's branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and tax related assets.



**NOTES:**

1. The above results have been taken on record by the Board of Directors at its meeting held on July 17, 2002.

2. During the quarter ended June 2002, the Bank allotted 4,17,700 shares, pursuant to the exercise of stock options by certain employees.

3. Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profits from debt securities.

4. As is the market practice, the bank pays commission to sales agents and also receives front-ended subventions from dealers and manufacturers for originating retail loans. The bank has, in line with International Accounting Standards, amortized the commissions paid net of commissions/ subventions received, over the tenor of the loans on a yield to maturity basis. Consequently, the net profit for the quarter ended June 2002 is higher by Rs. 3,61 lacs. Had the bank followed the revised accounting policy in the previous year, then the net profit after tax would have been higher by Rs. 58 lacs for the quarter ended June 2001.



Place : Mumbai
Date : July 17, 2002

**Aditya Puri**
Managing Director



HDFC Bank Ltd.
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018.
Tel: 495 1616. Fax: 495 1771.

# NEWS RELEASE

# HDFC BANK LIMITED FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2002

The Board of Directors of HDFC Bank Limited announced the Bank's financial results for the quarter ended June 30, 2002 following their Board meeting on Wednesday, July 17, 2002.

**FINANCIAL RESULTS**

For the quarter ended June 30, 2002, the Bank posted a healthy performance with Total Income of Rs.560.5 crores as against Rs.455.5 crores in the corresponding quarter of the previous year. Net Revenues (Net Interest Income plus Other Income) was Rs.269.8 crores, an increase of 30% over Rs.207.5 crores for the June 2001 quarter. Despite lower profits on sale of investments (Rs.4.2 crores for the June 2002 quarter as against Rs.16.3 crores for the June 2001 quarter), total Other Income increased by 21% from Rs.67.3 crores to Rs.81.3 crores.

Although the Bank continued to make substantial investments in expanding the distribution network as well as relating to enhancing the geographical spread for various retail loan products, credit cards, etc., the operating expenses to net revenue ratio improved from 45.1% in the June 2001 quarter to 44.5% in the June 2002 quarter. After specific and general credit provisions as well as provisions for mark-to-market on investments (including amortization of premia for investments in the Held to Maturity category), the Bank reported Profit Before Tax of Rs. 115.0 crores for this quarter. After providing Rs.32.6 crores for taxation (Rs.28.3 crores for the corresponding period of the previous year), the Bank earned a Net Profit of Rs.82.4 crores as compared to Rs.62.0 crores in the first quarter of the previous year, a growth of 32.9%.

During the quarter ended June 30, 2002, the Bank focussed on balance sheet consolidation and on increasing the proportion of retail loans in overall asset growth. As on June 30, 2002, Total Deposits were Rs.17,602 crores, an increase of 33.3% over Rs.13,209 crores as of June 30, 2001. The Bank has been driving retail deposit growth by providing its customers a wide product range delivered through multiple channels across an expanding geography. The continued success of this strategy is reflected in the Savings Account deposits, which touched Rs.3,359 crores, a 61% year on year growth



(June 2001 to June 2002). The Bank's Customer Assets (loans & advances, corporate debt investments, etc.) were Rs.10,574 crores as of June 30, 2002, a growth of 39% over June 30, 2001. Of this, gross total loans & advances at Rs.7,277 crores, and retail loans & advances at Rs.1,628 crores, were up 41% and 90% respectively over their corresponding June 2001 levels.

As of June 30, 2002, the Bank had expanded its distribution network to 187 branches and over 550 ATMs across 89 cities.

Note: (i) Rs. = Indian Rupees
(ii) 1 crore = 10 million
(iii)All figures and ratios are in accordance with Indian GAAP

*Certain statements in this release which contain words or phrases such as "has been", "continued to", etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in investment income, our exposure to market risks, as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank's filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.*


HDFC BANK

HDFC Bank Ltd.
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018.
Tel: 495 1616. Fax: 495 1771.

17th July, 2002

6598238

The Listing Department
The National Stock Exchange of India
Exchange Plaza,
Bandra Kurla Complex
Mumbai,

Fax No: 6538297/38

Dear Sir,

Re: **Unaudited Financial results**

Pursuant to amended clause 41 of the Listing Agreement, we send herewith our Unaudited Financial results for the quarter ended 30th June, 2002 and the segment wise report for the same period in duplicate approved at the Board meeting today.

We will publish the results in the Business Standard and Sakal within 48 hours .

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President ( Legal ) &
Company Secretary

Encl: a/a

 HDFC BANK

HDFC Bank Ltd.
Sandoz House,
Dr. Annie Besant Road,
Worli, Mumbai 400 018.
Tel: 495 1616. Fax: 495 1771.

17th July, 2002

The Listing Department
The Stock Exchange, Mumbai,
Dalal Street,
Mumbai,

Fax No : 2722041 /2061/3719/2037

Dear Sir,

Re: **Unaudited Financial results**

Pursuant to amended clause 41 of the Listing Agreement, we send herewith our Unaudited Financial results for the quarter ended 30th June, 2002 and segment wise report for the same period in duplicate approved at the Board meeting today.

We will publish the results in the Business Standard and Sakal within 48 hours.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President ( Legal ) &
Company Secretary

Encl: a/a

 HDFC BANK

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

17th July, 2002

2722041 / 2061 | 3719

The Stock Exchange, Mumbai
Dalal Towers
Fort, Mumbai

Dear Sir,

Re: Change in Directorship

We wish to invite your attention to sub clause ( i ) of (2A) of the section 10 of the Banking Regulation Act,1949 which states as under :

"No director of a banking company, other than its chairman or whole- time director, by whatever name called, shall hold office continuously for a period exceeding eight years."

Mr. Deepak Satwalekar, Managing Director of HDFC Standard Life Insurance Company Limited, has been on the Board of the Bank as nominee of HDFC Limited since 12th September, 1994 and shall complete the period of eight years before the next scheduled board meeting.

In view of the above provisions laid down in the Banking Regulation Act, 1949, Mr. Satwalekar has submitted his resignation as director of the Bank. The Board of Directors has accepted the same.

We wish to inform you that the Board of Directors has co-opted Mrs. Renu Karnad as additional director of the Bank pursuant to section 260 of the Companies Act, 1956. Mrs. Karnad has been associated with HDFC Limited for over twenty years and presently is the Executive Director in HDFC Limited . Mrs. Karnad shall represent the promoters of the Bank i.e HDFC Limited

Kindly treat this as an intimation pursuant to the Listing Agreement .

Thanking you,

Yours faithfully,

For HDFC Bank Limited



Sanjay Dongre
Vice President ( Legal )&
Company Secretary



HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

17th July, 2002

The Listing Department
The Stock Exchange, Ahmedabad
Kamdhenu Building,
Ahmedabad

079 630 88 74

Dear Sir,

Re: Change in Directorship

We wish to invite your attention to sub clause ( i ) of (2A) of the section 10 of the Banking Regulation Act,1949 which states as under :

"No director of a banking company, other than its chairman or whole- time director, by whatever name called, shall hold office continuously for a period exceeding eight years."

Mr. Deepak Satwalekar, Managing Director of HDFC Standard Life Insurance Company Limited, has been on the Board of the Bank as nominee of HDFC Limited since 12th September, 1994 and shall complete the period of eight years before the next scheduled board meeting.

In view of the above provisions laid down in the Banking Regulation Act, 1949, Mr. Satwalekar has submitted his resignation as director of the Bank. The Board of Directors has accepted the same.

We wish to inform you that the Board of Directors has co-opted Mrs. Renu Karnad as additional director of the Bank pursuant to section 260 of the Companies Act, 1956. Mrs. Karnad has been associated with HDFC Limited for over twenty years and presently is the Executive Director in HDFC Limited . Mrs. Karnad shall represent the promoters of the Bank i.e HDFC Limited

Kindly treat this as an intimation pursuant to the Listing Agreement .

Thanking you,

Yours faithfully,

For HDFC Bank Limited



Sanjay Dongre
Vice President ( Legal )&
Company Secretary



**HDFC BANK**

HDFC Bank Ltd.,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai-400 013.
Tel. : 496 1616 Fax : 496 5235.

17th July, 2002

6598238

The National Stock Exchange
Of India
Bandra Kurla Complex
Bandra ,Mumbai -400051

Re: **Change in Directorship**

We wish to invite your attention to sub clause ( i ) of (2A) of the section 10 of the Banking Regulation Act,1949 which states as under :

"No director of a banking company, other than its chairman or whole- time director, by whatever name called, shall hold office continuously for a period exceeding eight years."

Mr. Deepak Satwalekar, Managing Director of HDFC Standard Life Insurance Company Limited, has been on the Board of the Bank as nominee of HDFC Limited since 12th September, 1994 and shall complete the period of eight years before the next scheduled board meeting.

In view of the above provisions laid down in the Banking Regulation Act, 1949, Mr. Satwalekar has submitted his resignation as director of the Bank. The Board of Directors has accepted the same.

We wish to inform you that the Board of Directors has co-opted Mrs. Renu Karnad as additional director of the Bank pursuant to section 260 of the Companies Act, 1956. Mrs. Karnad has been associated with HDFC Limited for over twenty years and presently is the Executive Director in HDFC Limited . Mrs. Karnad shall represent the promoters of the Bank i.e HDFC Limited

Kindly treat this as an intimation pursuant to the Listing Agreement .

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sanjay Dongre
Vice President ( Legal )&
Company Secretary